UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 25, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

News Release

Changes to the UBS Board of Directors

Jeanette Wong and William C. Dudley to be nominated for election to the UBS Board of Directors at the forthcoming Annual General Meeting. Ann F. Godbehere and Michel Demaré not standing for re-election after 10 years of Board membership.

Zurich/Basel, 25 February 2019 – The UBS Board of Directors announced today that it will nominate Jeanette Wong and William C. Dudley for election to the Board of UBS Group AG at the Annual General Meeting of shareholders on 2 May 2019.

Jeanette Wong (1960) was group executive responsible for the Institutional Banking business at the Singapore-based DBS Group, until March 2019. Previously, she served as chief financial officer of DBS Group between 2003 and 2008. Jeanette Wong has spent more than 30 years working in different senior management roles within the financial industry in Singapore. She started her career in 1982 with positions at Banque Paribas and Citibank, before helping to build up JP Morgan's Asia and emerging markets business over a sixteen year career with the firm. Jeanette Wong holds an MBA from the University of Chicago and a BA in Business Administration from the National University of Singapore.

As one of the most influential voices in the Singaporean financial industry and an acknowledged female leader in APAC, Jeanette Wong has an outstanding reputation and is recognized for leading the transformation of the institutional banking business of DBS.

William Dudley (1953) became chief executive officer of the Federal Reserve Bank of New York (NY FED) in 2009, a position he held until 2018. In that capacity, he served as the vice chairman and a permanent member of the Federal Open Market Committee (FOMC). Previously, William Dudley served as executive vice president of the Markets Group at the NY FED and Head Markets Group. Prior to joining the NY FED, William Dudley was a partner and managing director and senior economist at Goldman Sachs.

In 2012, William Dudley was also appointed chairman of the Committee on the Global Financial System of the Bank for International Settlements (BIS). He served as chairman of the former Committee on Payment and Settlement Systems of the BIS from 2009 to 2012 and was a member of the Board of Directors of the BIS. He brings outstanding expertise on economic, regulatory and monetary policy issues to the Board as well as first hand business experience in financial services.

UBS Chairman Axel Weber said: “I’m very pleased to announce the nomination of Jeanette Wong and William C. Dudley for election to the Board of Directors. With their outstanding careers in leading financial services firms and central banks they will further strengthen the UBS Board with their excellent know-how upon their election at the upcoming AGM. It is essential for the Board that its members reflect the strategic and geographical core businesses of the Group and I am particularly happy to strengthen the Board's competences in APAC and the US, two of our key growth markets. We appreciate their willingness to serve as Board members and look forward to benefiting from their judgment and counsel.”

UBS Group AG, News Release, 25 February 2019                                                                                                                                      Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Ann F. Godbehere and Michel Demaré are not standing for re-election to the Board of Directors of UBS Group AG. They have both informed the Board of their respective decisions to retire after serving since 2009 and reaching their 10-year term limit.

UBS Chairman Axel Weber said: “We will miss Ann’s broad experience and excellence in the Board, particularly in matters of audit and compensation. She has consistently provided important insight to the Board and to me personally. In her capacity as Chair of the Compensation Committee, she has been instrumental in defining and implementing UBS's compensation model. Michel has greatly supported UBS through challenging periods in his roles as independent Vice Chairman and member of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. The Board and I strongly benefited from his broad experience across industries. We thank both Ann and Michel for their 10 years of invaluable collaboration, work and outstanding service and wish them all the best for their future endeavors.”

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 25 February 2019                                                                                                                                      Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date: February 25, 2019